Exhibit 99.(4)(b)(vii)

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

[320 PARK AVENUE NEW YORK NY 10022-6839 • 212 224 1600]
(hereafter called the “Company”)

Individual retirement annuity contract IRA-2004 issued by the Company is hereby amended as follows, effective as of the Effective Date of the Contract:

(1)          The second to last paragraph of Subsection (c) in the Contributions provision of Section 3 of the Contract is deleted in its entirety and replaced with the following:

The dollar limit for taxable years beginning after 2008 shall be adjusted for cost of living increases in multiples of $500 by the Secretary of the Treasury in accordance with Section 219(b)(5)(D) of the Code.

(2)          Subsection (a) of Section 7 of the Contract is deleted in its entirety and replaced with the following:

(a)    All payments, withdrawals and distributions shall comply with the minimum distribution requirements of Sections 401(a)(9), 408(b)(3) and 408A(d)(5) of the Internal Revenue Code, the applicable IRS Regulations thereunder, and any subsequent pronouncements.

(3)          The subsection entitled “Reports” in Section 9 of the Contract is deleted in its entirety and replaced with the following:

Reports

The Company shall send the Owner a statement at least once every twelve months in accordance with Section 408(i) of the Code. Such statement shall show, as of the date of the statement, the Account Value available for withdrawal (the “cash surrender value”), or to purchase an annuity under this Contract (a “paid-up annuity”), or to provide a death benefit under this Contract.

This amendment is executed at New York, New York.

/s/ Cindy Lee
Second Vice President